UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

DIASYS CORPORATION
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

252838107
(CUSIP Number)

Richard T. Keppelman, Esq.
Levy & Droney, P.C.
74 Batterson Park Road
Farmington, Connecticut 06032
860-676-3132
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 21, 2004
(Date of Event which Requires Filing of this Statement)

               If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

               Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

               The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO: 252838107	13D	Page 1 of 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) GREGORY WITCHEL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF & SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,458,916
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,458,916
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,458,916
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO: 252838107	13D	Page 2 of 4

Item 1.	Security and Issuer.

               This statement relates to the common stock, $.001 par value (the "Common Stock") of DiaSys Corporation, a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive office is 81 West Main Street Waterbury, Connecticut 06702.

Item 2.	Identity and Background.

               (a) (b) Gregory Witchel is an individual with a business address at C/O DiaSys Corporation, 81 West Main Street, Waterbury, CT 06702.

               (c) Mr. Witchel is the Chief Executive Officer and a member of the Board of Directors of the Company.

               (d)(e)(f) During the last five years, Mr. Witchel has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Witchel was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Witchel is a United States Citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

                Securities of the Issuer were acquired with Mr. Witchel's personal funds and as a result various transactions with the Issuer.
Item 4.	Purpose of Transaction.

                Mr. Witchel is the Chief Executive Officer of the Company. Shares have been acquired by Mr. Witchel in various transactions from June, 2003 for the following purposes: (i) investment, (ii) to provide cash to the Company for working capital purposes, and (iii) as non-cash compensation for services rendered to the Company by Mr. Witchel.

Item 5.	Interest in Securities of the Issuer.

                (a) (b) Mr. Witchel owns 1,458,916 shares of Common Stock of the Issuer representing 8.7% of the total issued and outstanding stock. Mr. Witchel has sole power to vote or direct the vote, and sole power to dispose of or direct the disposition of all such shares.

                (c) During the 60 days prior to the date hereof, Mr. Witchel made the following transactions in the Company's Stock:

CUSIP NO: 252838107	13D	Page 3 of 4

                On November 1, 2004, Mr. Witchel made an unsecured loan to the Company in the amount of $100,000 and received (a) a $100,000 6% Convertible Promissory Note, and (b) 25,000 shares of Common Stock, as additional consideration. Such 6% Convertible Promissory Note is convertible into shares of the Company's Common Stock at the rate of $.33 per share, which was the closing price of the Company's Common Stock on the American Stock Exchange at the close of business on the day preceding such loan.

                (d) Not applicable

                (e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                None, except as noted above.

Item 7.	Material to be Filed as Exhibits.

                None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2004

By:	S/GREGORY WITCHEL
Gregory Witchel

CUSIP NO: 252838107	13D	Page 4 of 4